Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Mitsui Sumitomo Insurance Group Holdings, Inc.
Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)

June 10, 2009 Fiscal 2009 First Information Meeting

Table of Contents Fiscal 2009 First Informational Meeting

Response to extreme changes in business environment set in motion by September 2008 financial meltdown Extreme Environmental Changes Originating from Financial Crisis: MSIG's Response Balance sheet reforms Though sufficiently capitalized to maintain sound business operations, MSIG is stepping up risk management and crisis management in this time of extreme economic instability. Reviewing investment management policy Minimizing risk of share price fluctuation (Downsizing of strategic stock-holdings in the medium term in light of financial environment) Verifying financial soundness (Stepping up monitoring) Slimming personnel in the domestic non-life insurance business (effects of sales and product innovations) and reallocating human resources to growth areas, thereby facilitating business model reform Concentrating on sales channels with high growth potential ...strengthening alliance with Sumitomo Life Insurance Improving productivity...sales and product innovations Improving the voluntary automobile insurance loss ratio Consolidating structure for leap forward = business model reform Stepping up risk management and crisis management in light of financial crisis Domestic Non-Life Insurance Business Life Insurance Business Overseas Business Group as a Whole MSI Kirameki Life: New sales structure (increase in sales facilities and personnel) Change in product sales strategy (emphasis on both death benefit products and medical care products for individuals) MSI MetLife: Shift of emphasis from variable annuities to fixed annuities in response to customers' needs Concentrating on local business in Asia and Europe Orienting towards growth and risk leveling driven by business portfolio combining non-life insurance and life insurance 1

Results for FY2008 Mitsui Sumitomo Insurance Group Holdings, Inc.

MSIG (Consolidated) 3 Key financial data ^^^(¥ bn) Breakdown of net premiums written (¥ bn) Breakdown of net income (¥ bn) * Figures here and below are presented exclusive of the GRR premiums of the automobile insurance "ModoRich", which contains a special clause for premium adjustment and refund at maturity. * Net income of subsidiaries is based on equity in earnings.

MSI (Non-consolidated) (¥ bn) 4 (Excluding CALI) * CALI : Compulsory Automobile Liability Insurance

MSI (Non-consolidated): Premiums and loss ratios by product line 5 * Incurred losses: Net claims paid + provision for outstanding claims including IBNR Net premiums written (¥ bn) Loss ratio Incurred losses (¥ bn)

MSI (Non-consolidated): Company expenses and expense ratio 6 Company expenses (¥ bn) Expense ratios (¥ bn)

MSI (Non-consolidated): Investment performance Sources of interest and dividends received (¥ bn) Net investment income/loss (¥ bn) 7

MSI's overseas subsidiaries Net income (¥ bn) Net premiums written (¥ bn) 8

* Net income (pro forma) is before provision of standard underwriting reserve as defined in the calculation of Group Core Profit. * Net income under US-GAAP as defined in the calculation of Group Core Profit (FY08 figures are provisional). Life insurance subsidiaries MSI Kirameki Life (¥ bn) MSI MetLife (¥ bn) 9

Full-Year Results Forecast for FY2009 Mitsui Sumitomo Insurance Group Holdings, Inc.

MSI Group Holdings, Inc. (Consolidated) Key financial data (¥ bn) Breakdown of net premiums written (¥ bn) Breakdown of net income (¥ bn) 11 ^Net income of subsidiaries is represented based on equity stake.

MSI (non-consolidated) (¥ bn) 12

MSI (non-consolidated): Premiums and loss ratios by product line * Incurred losses = Net claims paid + provision for outstanding claims including IBNR. Net premiums written (¥ bn) Net loss ratio Incurred losses (¥ ^bn) 13

MSI only: Company expense and expense ratio MSI only: Company expense and expense ratio MSI (non-consolidated): Company expenses and expense ratio 14 Company expenses (¥ bn) Expense ratio (¥ bn)

MSI (non-consolidated): Investment performance Sources of interest and dividends received (¥ bn) Outline of investment performance ^^^^^^^^^^^^^^(¥ bn) 15

MSI's overseas subsidiaries Net income (¥ bn) Net premiums written (¥ bn) 16

Life insurance subsidiaries MSI Kirameki Life (¥ bn) MSI MetLife (¥ bn) 17 * Net income (pro forma) is before provision of standard underwriting reserve as defined in the calculation of Group Core Profit. .. * Net income under US-GAAP as defined in the calculation of Group Core Profit.

Strategies for FY2009 Mitsui Sumitomo Insurance Group Holdings, Inc.

Capital Management Improvement of Corporate/Shareholder Value via Growth Strategy Increasing profit size in the medium term in line with business growth Distribution to shareholders increasing in size, together with the size of the profit Redistributing the capital through business investment for the improvement of ROE Distribution to shareholders: Approx. 40% of "Group Core Profit" Dividends Share buyback Business investment Shareholder Return ROE up Profit from Investment Profit up up Business with high growth potential Growth Growth Strategies 19

Capital Position Despite extremely challenging economic circumstances, the capital position of the Group is strong enough to carry out sound operation for ongoing business Still, the company will accelerate its efforts for integrated risk control/management policy Total risk exposure after measurable stress test Net Asset Value (NAV) Fund raising market has not yet been fully recovered since outbreak of the financial crisis: active fund raising is not an easy task Financial crisis depressed the value of marketable securities more than expected World's rating agencies and regulatory authorities tightening soundness evaluation, given greater capital shortages faced by mainly US/European financial institutions Part of stress factors realized (stock price) 20

Approach to Shareholder Return and Share Buyback Shareholder Return Policy Returning approx. 40% of "Group Core Profit" to shareholders through dividends and share buyback Aiming to maintain stable dividend payments and increasing trend of dividends-per-share over mid-to-long term Shareholder return (MSI) Dividends per share Shareholder Return Track Record Aim for a 10% reduction in the number of shares outstanding at the time of establishment of MSI in October 2001, to improve capital efficiency. Share Buyback * Left axis is for data from FY2002 to FY2007, and right axis for data for FY2008. * Data from FY2002 to FY2007 is on MSI basis. FY2008 (Forecast) represents the forecast dividends of MSIG.^ The FY2008 dividend per share of ¥54 is equivalent to ¥16.2 on an MSI basis (prior to the establishment of the holding company) * Dividends and buybacks are shown in the fiscal years in which they were paid/completed. (The financial resources were recorded in the preceding fiscal years.) 21

Medium-Term Management Plan "New Challenge 10" and Targets 2007^^(^^) 2008^^(^^) 2009^^(??) ^^^^^^^^ 66 2.5 18 FY2007 (results) FY2008 (results) FY2008 (results) FY2009 (forecast) FY2009 (forecast) FY2007 (results) YoY change YoY change Domestic non-life insurance business 41.6 32.8 -8.9 4.3 -28.4 Life insurance business 9.4 3.1 -6.4 1.8 -1.3 Overseas business 14.8 -29.4 -44.3 12.3 +41.8 Financial services and risk-related businesses 0.1 -3.3 -3.3 -0.4 +2.9 Group core profit (total) 66.0 3.1 -62.9 18.0 +14.9 \66.0 bn \3.1 bn \18.0 bn Group core profit for FY2008 declined sharply, to ¥3.1 bn. ^^ The disparity from FY2008 forecast of ¥44.1 bn is attributable to the financial crisis. Strengthen the ability to respond to a financial crisis and base FY2009 strategy on "New Challenge 10." Financial crisis has changed environments drastically. ^^ Strategy and targets from FY2010 are to be announced based on the discussions towards business ^^^combination of the three companies in light of new environments. The disparity from FY2008 forecast of ¥44.1 bn is attributable to the financial crisis. Transition of Group Core Profit (\ bn) The FY2008 profit decline is largely attributable to a fall in net investment income and losses in overseas business Group Core Profit for FY2009 is expected to rise to ¥18.0bn. - Profit in the domestic non-life insurance business is expected to decrease with a reduction in underwriting profit. - Profit in the overseas business is expected to recover to pre-crisis levels at ¥12.3 bn. 22

* Earthquake and CALI are excluded from the following items. Changes in Earned-Incurred Loss Ratio Changes in Net Expense Ratio Earned-Incurred Loss Ratio (excluding losses due to natural disasters, etc.): Down 2.3 points year on year, to 56.2% in FY2008, and expected to remain at the same level in FY2009. Expense Ratio: Up 2.2 points year on year, to 34.0% in FY2008, and is expected to edge up 0.5 points, to 34.5% in FY2009. Loss and Expense Ratios FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 (Forecast) FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 (Forecast) Domestic Non-Life Insurance Business (MSI) 23

^Improving the Voluntary Automobile Insurance Loss Ratio Premium levels were raised, coverages with high loss ratios were reviewed, and discounts that had produced negative effects on loss ratios were discontinued. Effects of Product Revision in July 2008 Establish detailed underwriting standards that reflect regional and market characteristics Provide underwriting support and consulting services to agents with high loss ratios Appropriate Underwriting Initiatives for Preventing Accidents For fleet policyholders: initiatives for preventing accidents involving new fleet policyholders and fleet policyholders with high loss ratios For individual policyholders: initiatives for raising awareness of the importance of safe driving Domestic Non-Life Insurance Business (MSI) The voluntary automobile insurance loss ratio for FY2008 fell 3.0 points year on year, to 61.1%, and reached the target level for FY2010 established in the previous fiscal year, owing to the effects of measures and the decreased number of accidents covered. Keep the loss ratio at the FY2008 level in FY2009 by continuing the following measures. Changes in the I/E Loss Ratio (excluding loss adjustment expenses, provision for IBNR claims, and losses due to natural disasters) (Forecast) 24

Domestic Non-Life Insurance Business (MSI)

Development of Life Promoters' Channel

Focusing on the life promoters' channel as a critical growth area in the domestic non-life insurance business

Bolstered alliance with Sumitomo Life Insurance

Entered into the basic agreement for bolstered alliance in Sept 2008

1. Sumitomo Life Insurance to commence sales of MSI's products	Sumitomo Life Insurance will market MSI's non-life insurance products beginning Oct 2009, as our agent No. of life promoters of Sumitomo Life Insurance: 30,000
2. Switching policies held by Sumi-Sei General Insurance to MSI	【Switching period】 Auto insurance : Oct 2009 ~ Other insurance : Jan 2010 ~
3 . Building sales structure and operational infrastructure for business expansion	In cooperation with Sumitomo Life Insurance, building sales structure and operational infrastructure for anticipated expansion of sales of non-life insurance products

Business Effect

- **Premium growth**
  - Switching policies held by Sumi-Sei General Insurance to MSI
  - Acquiring new policies

  ↓

  *Expected increase in premiums of approximately Y12.0 bn in FY09
- **New business model**
  - Establish/develop the new business model of life promoters' channel

*After end of switching period (Dec 2010), comprehensive transfer of insurance contracts is scheduled on Jan 2011 subject to the approval by the regulatory authority.

25

New Sales Structure and Operational Infrastructure (Business Model)

Sumitomo Life Ins.
- Ordinary training: Enhancement of education for insurance solicitation
- Establish the inquiry center: Reply to inquiries by life promoters concerning products and operations
- Sales of non-life products using all-in-one type portable terminal (for life/non-life) for life promoters

MSI
- Centralized processing structure: Centralized processing of insurance policies at the headquarter (as a general rule)
- Handling of administrative procedures relating to contracts by a call center
- Utilization of accident report reception center
- Establish a dedicated division for the promotion of the alliance and planning for education

Sumi-Sei Genral Insurance Co. (\ bn)

Common stock		30.0
Total assets *		90.5
Net premiums written*		30.1
	Voluntary auto	15.7
	Fire	6.7
	Personal accident	4.8
	Others	2.7
Net income*		0.1

*FY2008

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Domestic Non-Life Insurance Business (MSI)

Improvement of Productivity through Sales Innovation and Product Innovation

Greater Operational Efficiency
- Alleviation of workload among agents and sales employees
- Reduction in costs for execution of contracts and product management and modification

Improvement of Productivity

Increase in activities to win new business (establishing and developing new agents and acquiring new corporate customers)
→Expansion of premium revenues

Slimming personnel in the domestic non-life insurance business
→Accelerating growth by reallocation of human resources to growth areas

Sales Innovation: Initiatives for FY2009

Sales network reforms

Developing sales networks and a sales platform that achieve accountability and support growth
- Establish new agents
- Finish amalgamating and canceling agents
- Increase the scale of agents

Sales process reforms

Establishing new sales processes based on paperless and cashless writing

Action reforms involving sales employees and agents

Achieving customer satisfaction, efficiency and growth with action reforms involving sales employees and agents

Quality improvement campaign

Bolstered training for agents

Product Innovation : Initiatives for FY2009

Improving product simplicity
- Slimming the product lineup

  Reduce the number of products and special clauses by around 40% by the end of fiscal 2010
- Developing the "GK"* brand for products for individuals
- Simplifying policy clauses and terms

  During FY2009, "GK Housing Insurance" (fire insurance) and "GK Injury Insurance" (personal accident) will be launched.

Improving product quality
- Integrating product information management

  Considering reduction in the number of printed pamphlets and development of electronic pamphlets by the product management system
- Stepping up web services

* "GK" of the GK brand embodies the MSIG wish to "serve as the goalkeeper of security." The brand emphasizes reliability and approachability.

26

Sales Innovations: Achievements by FY2008

Structural sales network reforms

Over the two years, FY2007 and FY2008, the number of agents decreased by 21% and the ratio of net premiums written by large agents (agents handling premiums totaling ¥50 million or more) increased by 4.7 points.

	FY2006	FY2007	FY2008
No. of established agents	1,583	1,074	1,099
No. of cancelled agents	6,563	7,337	5,977
No. of agents at the end of the year	52,659	46,396	41,518
Increase or decrease from the end of the previous year	-4,980	-6,263	-4,878
Ratio of net premiums written by large agents	70.4%	73.2%	75.1%

New sales processes based on paperless and cashless writing

	April 2008		March 2009	
• Cashless writing ratio	67.4%	⇒	81.6%	(up 14.2 points)
• Electronic writing ratio*	2.3%	⇒	12.6%	(up 10.3 points)

* "Electronic writing" refers to a system for completing contractual procedures for voluntary automobile insurance, which have been performed using a print form, on a notebook PC.
The system enables agents to streamline operations ranging from advance preparations to contract conclusion and writing and substantially shortens the time required for such operations.

Product Innovations: Achievements by FY2008

Improving product simplicity

The first "GK" product, "GK Automobile Insurance" released in July 2008
- Reduced the number of special clauses on insurance coverage from 70 to 44, or by 37%,
- Realized easy-to-understand pamphlets and policy clauses with plain terms.

Improving product quality

- Integrating product information management
  - Developed a product management system, which we launched into operation in April 2008
    →Reduced product management operations by approx. 20%
  - Developed a master for integrated management of product information across insurance categories
  - Systematized product quality management and shared the system throughout the organization to prevent administrative errors
- Stepping up web services
  - "Web services for customers"… Services that enable customers to check insurance contract details and perform administrative procedures relating to contracts (including those for changing their address) on the Internet
  - Made these services for "GK automobile insurance" policyholders available to mobile phone users, as well as to personal computer users

26

Domestic Non-Life Insurance Business (MSI)

Status of AUM

Mitsui Sumitomo Insurance Group Holdings

AUM balance and component ratios by asset (\ bn)



(* Presented on basis of financial statement categories)
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
Deposits, etc. 412.4 (7.5%)
Bonds 1,618.7 (29.5%)
Stocks 1,379.6 (25.1%)
Other securities 59.5 (1.1%)
Foreign securities 1,037.5 (18.9%)
Loans 754.6 (13.8%)
Real estate 225.2 (4.1%)
As of March 31, 2009
(Percentages indicate ratios to total AUM.)
Foreign securities
Other securities
Foreign bonds 9.7%
Foreign stocks 5.9%
(Mostly subsidiary stocks)
Foreign investment trusts 2.6%
Others 0.6%
Investment trusts 0.8%
Others 0.3%
Ratio of alternative investments in these assets 2.3%

Devaluation losses for FY2008

- \35.7 bn for stocks
- \26.3 bn for foreign bonds (\9.5 bn for Lehman Brothers Group)
- \24.2 bn for investment trusts
- \21.1 bn for foreign investment trusts
- \2.0 bn for bonds

Impairment criteria for marketable securities (stocks) : In principle, losses are impaired for stocks whose prices fell 30% or more against their acquisition value. The carrying value of Lehman Brothers Group bonds is impaired down to their memorandum value and the bonds are recorded as non-marketable securities in response to the Lehman bankruptcy.

27

Transition of AUM balance by asset

(\ bn)

	Mar. 31, 2006	Ratio	Mar. 31, 2007	Ratio	Mar. 31, 2008	Ratio	Mar. 31, 2009	Ratio
Deposits, etc.	372.4	5.2%	347.0	4.7%	339.3	5.1%	412.4	7.5%
Bonds	1,744.1	24.2%	1,780.2	24.1%	1,721.5	26.0%	1,618.7	29.5%
Stocks	2,851.3	39.6%	3,010.0	40.7%	2,244.7	33.9%	1,379.6	25.1%
Foreign securities	1,133.8	15.7%	1,194.6	16.1%	1,213.5	18.3%	1,037.5	18.9%
Other securities	124.0	1.7%	113.6	1.5%	95.4	1.4%	59.5	1.1%
Loans	756.0	10.5%	746.1	10.1%	777.1	11.7%	754.6	13.8%
Real estate	218.1	3.0%	210.0	2.8%	232.4	3.5%	225.2	4.1%
Total	7,200.0	100.0%	7,401.8	100.0%	6,624.1	100.0%	5,487.6	100.0%

Bond balance by rating

	Domestic issuers	Overseas issuers	Financial institutions
AAA	38.3%	32.0%	25.2%
AA	35.5%	31.0%	22.5%
A	24.9%	29.0%	52.2%
BBB	0.7%	2.0%	-
BB or lower	0.6%	6.0%	-
Total	100.0%	100.0%	100.0%

Impact of microeconomic changes on assets and liabilities

Microeconomic changes	Estimated impact
Interest fluctuations	When yen interest rate rises 1%: • Market value fluctuations (net assets and liabilities): up ¥3.8 bn • Interest and dividend income fluctuations: up ¥1.5 bn
Exchange fluctuations	• When JPY appreciates 1 yen against USD: ⇒ Market value of foreign currency assets: down ¥1.8 bn • When JPY appreciates 1 yen against EUR: ⇒ Market value of foreign currency assets: down ¥0.6 bn • When JPY stays 1 yen higher against USD and EUR for one year: ⇒ Interest and dividend income from foreign currency assets: down ¥0.4 bn
Stock price fluctuations	• When Nikkei average declines ¥1,000: ⇒ Market value fluctuations for portfolio stocks: down ¥169.4 bn

27

Domestic Non-Life Insurance Business (MSI)

Basic Policy of Investment/Risk Management

- Portfolio realignment given impact from financial crisis to asset management industry and MSI's portfolio
- Risk management upgraded with newly introduced initiatives based on lessons from financial crisis, along with existing framework

Outbreak of financial investment

Risks in limited region or investment area will spread more extensively and drastically than usual

【Domino effect of impact to financial institutions, funds, etc】

- Sharp decline of credit capabilities of US/European financial institutions triggered by the subprime issue → Domino effect at the global financial institution / Deterioration of asset quality
- ↓ Spread of major concern relating to the credit capabilities
- ↓ Shrinkage of credit market → Materialization of Liquidity risk
- ↓ Part of fund raising market become dysfunction → Drastic sell-off of assets by highly leveraged financial institutions/hedge funds

【Domino effect of impact to companies】

- Decline of fund raising capability /Increase of fund raising cost across all industries → Escalation of funding difficulties
- ↓ Lower credit capability, drop in stocks/corporate bond value → Expansion of credit risk across all industries

Impact on asset management market

- Domino effect at the global financial institution / Deterioration of asset quality
- Materialization of Liquidity risk
- Drastic sell-off of assets by highly leveraged financial institutions/hedge funds
- Escalation of funding difficulties
- Expansion of credit risk across all industries

Review of MSI portfolio management

Strengthen risk management system given lessons from financial crisis, along with existing framework

- Enhancement of exposure control system for individual credit (US/European financial institutions) across products
- Diversification of monitoring parameter for early recognition of a sign of possible risk
- Reduction of limit amount to forex risk and hedge funds, etc.

28

Vision for Investment Portfolio Alignment: FY2009

- Aiming to build up the portfolio incorporating various risk factors learned from financial crisis (Example of the asset class is as follows)

Yen denominated assets (bonds, loans, etc)	→	Continue to shift for longer term assets Neutralize interest rate risk, using interest rate swap, etc
Of which, government bonds	↗	Increase outstanding balance considering overall liquidity, etc
Of which, corporate bonds/foreign corporate bonds	→	Review of outstanding balance/investment period per issuer to avoid/reduce concentration risk on single issuer (group) Recognize a sign of possible risk at early stage by diversifying parameters for daily monitoring
Stocks	→	Facilitate downsizing strategy by focusing intently on the market condition
Bonds (foreign currency)	↘	Decrease of the outstanding balance to reduce forex risk
Hedge funds	→	Overall reduction of the positions, taking highly selective approach for the existing funds

28

Overseas Business

Review of FY2008 & Forecast for FY2009

		FY 2008		FY2009 Forecast
Existing Business		Concentrating on strategic regions (Asia and Eurpoe), recovering profits and returning to a growth track		
	Net premiums written	\233.1 bn (- 8.0%) **+ 4.4% y/y on local currency basis**	→	\210.0 bn (-10.0%) **+ 4.5% y/y on local currency basis**
	Net income	Net loss of \29.4 bn Due mainly to ・ Losses incurred for the credit insurance in Europe affected by financial crisis ・ Decline in investment income	→	**Profit of Y12.3 bn** **Recovery to FY2006～FY2007 level** The credit insurance policies in Europe were canceled, and we ceased underwriting such policies.

Investment in strategic regions and business areas

- **Promoting continuous efforts of business investment including M&A of life and non-life insurance business with view to establishing and accelerating overwhelming business platform in Asia**

→Orienting towards more growth and leveling of risk of fluctuation in revenues and profits by business portfolio combining non-life insurance and life insurance

- **Thorough efforts to enhance ROI after M&A**

29

Changes in Net Premiums Written and Net Income

(\ bn)


Net income (left scale)
Net premiums written (right scale)*
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
300.0
200.0
100.0
0.0
171.4
212.9
253.3
233.1
210.0
11.7
14.9
12.3
-1.4
-29.4
FY2005
FY2006
FY2007
FY2008
FY2009 (Forecast)

*Net premiums written include those written by non-consolidated subsidiaries, which consolidated net premiums written by Mitsui Sumitomo insurance Group Holdings, Inc. do not include.

Changes in ROI

(%)


10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2.4
5.8
6.7
-9.0
FY2005
FY2006
FY2007
FY2008

Return on Investment in Overseas Business

(\ bn)

Region	Cumulative Investment	FY2008 Net Income	ROI(%)
ASEAN	58.1	2.8	4.9
East Asia	64.8	-0.6	-1.0
Europe	62.4	-33.9	-54.3
Americas	49.8	1.7	3.5
Reinsurance	45.5	4.0	8.8
Total	288.8	-26.0	-9.0

※ "Total" includes those of Oceania, Middle East, and India, etc., which are not included in any of above-stated geo-segments.
Amortization of goodwill is not included.

29

Overseas Business

Building Business Portfolio Supporting Growth

Asia

- The local markets in ASEAN countries are expanding due to economic growth, and the combined ratios are favorable.

→ Grasping these market opportunities by our overwhelming business platform, thereby expanding revenues and profits

- India and China, realizing premiums growth through expansion of local network


Local Business
Small-to-medium sized enterprises
Individuals
Expansion
FY2004 : 42%⇒FY2008 : 73%
Japanese Business

Europe

- Expanding our successful business model at Lloyd's (acquiring business by a team consisting competent, highly experienced local underwriters) to other countries such as Germany and France


Local Business
Large enterprises
Middle standing enterprises
Expansion
FY2004 : 81%⇒FY2008 : 84%
Japanese Business

Americas

- To boost profitability of existing business by further attracting favorable policies mainly from Japanese corporations as well as pursuing overall efficiency


Local Business
Japanese Business
Global enterprises

Reinsurance

- To underwrite risks (high layers) of world's natural disasters in a well diversified manner
- To acquire favorable short-tale policies of fire, cargo and etc. mainly from locally based small-to-mid sized insurance firms in Asia and Europe

30

Business Performance of Each Region and Reinsurance

Asia


(\ bn)
66.5
90.9
105.5
106.3
102.6
5.4
8.1
11.4
1.9
8.9
2005
2006
2007
2008
2009 (Forecast)
Net income
Net premiums written

Europe


(\ bn)
54.0
67.1
88.6
68.7
51.9
1.5
2.4
-2.4
-33.6
1.2
2005
2006
2007
2008
2009 (Forecast)
Net income
Net premiums written

Americas


(\ bn)
36.0
35.2
33.4
32.2
32.5
-2.6
-1.8
1.2
1.7
1.8
2005
2006
2007
2008
2009 (Forecast)
Net income
Net premiums written

Reinsurance


(\ bn)
14.8
19.6
26.1
25.6
23.2
-4.4
5.0
6.7
4.2
5.7
2005
2006
2007
2008
2009 (Forecast)
Net income
Net premiums written

Note: Net income of region does not include Head Office adjustment which are not allocated to each regional operation nor other consolidated adjustments associated with M&As.

30

Overseas Business

Major Initiatives for FY2009: Strategic Regions

Asia

Major ASEAN countries and Hong Kong

- Accelerating extensive channel diversification
  To expand over-the-counter sales at banks and auto dealer network in addition to agent/broker network

China, India and Other Asia

China : Expansion of direct underwriting through Beijing Branch (planning to open) in addition to Shanghai Head Quarter and Guangdong Branch of the local subsidiary
→Substantial premiums growth deriving from mostly Japanese business

India : Reinforcement of distribution network (current 114 facilities) of the local subsidiary (Chola MS)
Increasing revenues and profits by expansion mainly of corporate fire insurance and medical insurance at the retail market

Taiwan : Strengthening development of both new and existing business of Taiwanese blue chips (ICs/Semiconductors) propelled by the integration of the branch office and the local subsidiary

Europe

Expansion of Lloyd's Business

Further focusing on underwriting fire/marine insurance mainly in the English commercial line, as primary member of Lloyd's

Local Commercial Business in Germany and Development into Other Countries

Acquiring business from German major enterprises by a team consisting competent, highly experienced local underwriters
⇒The same approach in Northern Europe, Slovakia and France

Developing New Markets

Aggressively work on acquisition and expansion of corporate policies in Middle East/Gulf countries, eastern European countries and Russia

31

Additional Information (Asia)

Profitability

Our average combined ratio for past 5 years (FY2004 ~ FY2008) is about 90%, maintaining favorable level

(Combined ratio)

FY04	FY05	FY06	FY07	FY08	FY09 (Forecast)
80%	93%	91%	90%	93%	89%

(*It rose in FY08 due to large insurance claims involved, including those from natural disasters)

Developing new markets

- Feb 09: Established local subsidiary in Viet Nam.
- Apr 09: Agreement for JV in Laos.

Pioneer as a Japanese non-life insurance company in new markets, aiming at expanding underwriting business from Japanese corporations.

China and India

(China)
Dec 07 : Shanghai Branch of MSI was reorganized to the 100% owned subsidiary
Result of FY08 : NPW Y3.8 bn, N/I Y250 mn
(India)
Apr 03 : Start-up operation by establishing JV (26%) with local conglomerates
Result of FY08 : NPW Y9.3 bn, N/I Y240 mn

*NPW=Net Premiums Written , N/I=Net Income

Additional Information (Europe)

Lloyd's business

- CY2000: Launched the business as the first Japanese non-insurance company, currently holding almost 9 yrs underwriting expertise and human resources (total 50 employees)
- Underwriting for FY08: Ranked 16th among 75 syndicates with fire insurance (approx. 40%), liability insurance, and marine insurance

Local business in Germany

- Sept 07 : Began the business. It is steadily growing.
- May 08: Began the underwriting business for hull insurance in Norway with same approach above.
- Mar 09: Office was opened in Slovakia to start local business.

Developing new markets

- Jan 09: Catarrh office was opened in addition to existing offices (Dubai, Abu Dhabi, Arco Bar).

Started underwriting large scaled local business besides Japanese business line in this growing market.

31

Mitsui Sumitomo Kirameki Life Insurance Expanding earnings results by high quality sales activities under the new sales structure (increased sales facilities and personnel) with emphasis on both death benefit products and medical care products for individual customers Aggressive cultivation of the existing market of MSIG along with acquisition of policies in new growing markets "New Sales Structure for Life Products" Maximize the effect by reinforcing Intra-group alliance ^Increase in sales facilities (by approx. 30 offices) ^Strengthen supervision to agents by employees of MSI Kirameki Life "Vision for 2010 Distribution Channel" Strengthen approach to the existing non-life insurance customers ^Thorough cross-selling by non-life agents ^Introduce "new cross-selling" Focus on over-the-counter sales at financial institutions^ Reinforce promotion to professional agents specializing in life insurance and tax accountants Promotion of the FC (Financial Consultant) business^ Sales Strategy Sales with principal emphasis on ^death benefit products for individual customers ^ Strengthen sales of medical care ^ products Sales promotion of products for corporate customers in response to their needs for insurance coverage Life Insurance Business 32

Life Insurance Business

Mitsui Sumitomo MetLife Insurance

- **Hybrid business model leveraged by strengths of both MSIG and US Metlife**
- **Securing revenues and profits by product strategies in response to environmental changes resulting from financial crisis**

Business Environment

- In the short-term, individual annuity insurance market is expected to slow down due mainly to the negative impact of financial crisis, and customers' needs has shifted from valuable annuities to fixed annuities.
- In the mid-to-longer term, however, it is expected to expand supported by increasing demand for individual annuity insurance with developing aging society

Sales Strategies

- Enhancement of strategic alliance with financial institutions by providing competitive products/services (104 institutions as of the end of FY2008)
- Expanding sales by enhancement of training/education structure

Product Strategies

- Expanding sales of fixed annuities in response to customers' needs
- Revision of fixed annuities: more attractiveness by addition of euro-based product and control of risks under business environment after financial crisis

Improvement in Corporate Quality

- Improvement of customer satisfaction (reinforcement of call center functions and improvement of sales promotion tools)
- Further reinforcement of risk management (mainly for investment management)

While driving the industry as the leading company in the individual annuity insurance industry, pursuing the "No.1 Company chosen by the customer"

33

Amount of In-force Policies and Premiums



Amount of In-force Policies (left)
Premiums (right)
(\ bn)
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
(\ bn)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
885.6
1,591.0
2,311.9
2,527.8
2,478.7
2,459.9
401.3
555.0
693.2
644.6
619.2
200.0
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 (Forecast)

Net Income (Our Share, US-GAAP) (Core Profit)



Net Income (Our Share, US-GAAP)
(\ bn)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2.4
4.1
4.4
5.1
0.6
0.7
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 (Forecast)

33

Embedded Value Life Insurance Business (\ bn) Mitsui Sumitomo Kirameki Life Insurance (End of FY2005 to End of FY2008) Increase by Y20.8bn Increase by Y15.8bn Increase by Y13.3bn Movement analysis of EV for FY2008 (\ bn) EV's Sensitivity (\ bn) 34

Risk-related Business

Mitsui Direct General Insurance

To realize dynamic growth driven by its unique business model "Focusing on the Internet"

Target Customers	Sales Method	Products
■ Focusing on the Internet users	■ To acquire new contracts in the comparative web site ■ Highly convenient contract process completed on the Internet	■ Simple and easily understandable coverage terms and conditions ■ Reasonable pricing reflecting lower cost of contract administration

Aiming to turn a single year profit for FY2010
by establishing solid reputation/record as "No.1 Internet non-life insurance company"

Measures taken in FY 2009 towards a single year profit

- Improvement of loss ratio and rise of unit price of premiums by grasping customers' detailed needs and setting strategic prices
- Improvement of operational efficiency in claims adjustment and call centers
- Aggressive company wide cost-cutting

35

Net Premiums Written, Net Income and Market Share



Net premiums written (left scale)
Net income (left scale)
Market share among 6 direct sales companies (based on net direct premiums; right scale)
(\ bn)
(%)
Estimate
13.9
15.5
16.8
17.5
18.6
22.6
26.4
29.6
31.7
growth 21.7%
growth 16.8%
growth 12.1%
growth 7.1%
-3.2
-7.0
-2.6
-2.3
-1.3
FY2005
FY2006*
FY2007
FY2008
FY2009 (Forecast)

*One time depreciation expense of \3.59 bn related to the deferred assets was recorded under the Insurance Business Law (article 113).

(Ref.) Net direct premiums of 6 direct sales companies (\ bn)

	FY2005	FY2006	FY2007	FY2008 (Estimate)
Net direct premiums	132.6	144.5	156.3	168.2
Growth rate	11.3%	8.9%	8.2%	7.6%

Loss Ratio & Operating Expense Ratio



Earned-Incurred loss ratio
Net loss ratio
Net operating expense ratio
(%)
68.5
69.8
72.9
81.2
79.0
76.7
53.8
57.7
58.1
63.5
65.6
66.7
39.7
33.4
30.7
30.6
28.2
26.7
FY04
FY05
FY06
FY07
FY08
FY09 (Forecast)

35

Financial Services Business (MSI)

Credit Derivatives

Breakdown of Gross Notionals as of March 31, 2009

Credit Derivatives (\548.2 bn)

- **Corporate CDSs (\158.6 bn)**
- **CDOs (\389.6 bn)**
  - Corporate CDOs (\388.4 bn)
  - ABS-CDO (\1.1 bn) *

* Containing no U.S. subprime

Underwriting for corporate CDSs

- The number of companies (domestic and oversesa) whose corporate risk is underwritten is 69 and 15, respectively.
- Companies rated A or above account for 94% of portfolio, keeping credit quality at a high level.

Underwriting for CDO tranches

- The number of CDO tranches underwritten for domestic and overseas companies' corporate risk ("Corporate CDOs") is 14 and 14, respectively.
- CDO consisting of pools of ABS ("ABS-CDO") is one tranche, accounting for 0.3% of all CDOs (on a notional amount basis).
- AAA or higher ratings are maintained for 91% of tranches (on a notional amount basis).

Portfolio remains at favorable credit levels

36

CDSs

Balance by rating

(\ bn)

Ratings	Notional Amount (ratios)		Companies in Japan		Companies overseas		Financial institutions
AAA	4.9	(3.1%)	3.9	(3.1%)	0.9	(3.3%)	-
AA	86.5	(54.6%)	76.4	(59.4%)	10.1	(33.8%)	-
A	58.2	(36.7%)	46.2	(35.9%)	12.0	(40.1%)	-
BBB	8.8	(5.6%)	2.0	(1.6%)	6.8	(22.9%)	3.9
BB or lower	-	(-)	-	(-)	-	(-)	-
Total	158.6	(100%)	128.5	(100%)	30.0	(100%)	3.9

CDOs

Balance by rating

(\ bn)

Ratings	Notional amount (ratios)	
AAA	353.0	(90.6%)
AA	21.8	(5.6%)
A	4.9	(1.3%)
BBB	4.9	(1.3%)
BB or lower	4.9	(1.3%)
Total	389.6	(100%)

Average subordination ratio is kept at 18%.

Unrealized gains/losses on credit derivatives for the fiscal year ended March 31, 2009

MSI reported unrealized losses on credit derivatives of \6.7 bn (- \4.7 bn for CDSs, - \2.1 bn for CDOs and +\0.1 bn for ABS-CDO) for FY2008.

36

MSI has underwritten part of credit risks (for municipal bonds, ABSs and the like) underwritten by primary insurers mainly under reinsurance treaties (proportional reinsurance treaties) established with U.S. monolines (primary insurers). 73% of the portfolio underwritten is rated "A" or above, and 97% is rated "BBB" or above, keeping the portfolio at a favorable level. ^Reinsurance Ceded from U.S. Monolines Financial Services Business (MSI) Breakdown of Outstanding Guaranteed Balance as of March 31, 2009 Public finance (\416.7 bn) ^ ^ ^^^^^^^^^^^^^^ Structured finance (\229.0 bn) CDOs (\37.9 bn) RMBSs (\37.5 bn) Other ABSs (\153.4 bn) * Material exposure to U.S. subprime loans is \0.5 bn RMBS U.S. subprime loan-related RMBSs (\0.6 bn) ABS CDO ABS-CDOs whose underlying assets include U.S. subprime loans (\5.2 bn)* Inward Reinsurance (\645.8 bn) Corporate CDOs (\30.4 bn) ABS-CDOs (\7.5 bn) 37

Business Combination under Discussion

Objectives of Business Combination and Vision of Business Group Our goal is to create through the business combination of the three companies a world leading insurance and finance group with global operations. Aioi Insurance Company, Limited, Nissay Dowa General Insurance Co., Limited, and Mitsui Sumitomo Insurance Group announced on January 23, 2009 that the three companies had agreed to commence discussions towards a business combination. The strong operational base centered on the Mitsui Group and the Sumitomo Group Wide-ranging domestic and overseas businesses centering on the domestic non-life insurance business (life insurance, overseas, financial services, risk-related businesses, etc.) A business foundation that leverages the overall capabilities of the Group The strong operational base of the Nippon Life Insurance group Growth ability that is among the top in the industry through the cultivation of business with individuals and small & medium- sized companies through Nippon Life Insurance Company's sales staff, as well as through development of business with large companies, financial institutions, and government agencies through collaboration with Nippon Life Insurance Company. The strong operational base of the Toyota group A high level of profitability from automobile insurance centering on the Toyota market Ability to develop retail market on local basis and high quality claim services 3 companies' strength 39 AIOI

Image of Business Combination Holding Company (name TBD) Mitsui Sumitomo Insurance Merged Company * (name TBD) The three companies aim to implement the business combination in April 2010 by way of a holding company structure. The three companies also aim to implement the merger between Aioi Insurance and Nissay Dowa General Insurance on the same day as the business combination. Pursue Group Synergies Life Insurance Company * (name TBD) Diagram of the planned business combination Mitsui Sumitomo Kirameki Life Insurance Mitsui Sumitomo MetLife Insurance Mitsui Direct General Insurance 40 * Company resulting from the merger between Aioi Insurance and Nissay Dowa General Insurance * Current company name is Aioi Life Insurance Co., Ltd.

Supplementary Information
Mitsui Sumitomo Insurance (Non-consolidated)
1-     Details of Underwriting Reserves
(Unit: 100 million yen)

		Year ended March 31, 2009
				Reserve for
		Total		maturity refunds
		underwriting	Regular	and dividends to	Catastrophe
		reserve	reserve	policyholders	loss reserve	Reserve II, IV
Fire	Balance	10,610	5,585	3,012	2,009	2
	(Change)	(83)	(95)	(Δ169)	(157)	(1)

Marine	Balance	869	266	—	602	—
	(Change)	(Δ33)	(Δ58)	(—)	(25)	(—)

Personal Accident	Balance	18,360	967	16,573	811	8
	(Change)	(Δ499)	(43)	(Δ513)	(Δ33)	(4)

Voluntary Automobile	Balance	1,926	1,657	96	173	0
	(Change)	(Δ398)	(Δ48)	(Δ54)	(Δ296)	(0)

Compulsory Automobile Liability Insurance	Balance	3,359	3,359	—	—	—
	(Change)	(Δ236)	(Δ236)	(—)	(—)	(—)

Others	Balance	4,368	2,289	855	1,222	0
	(Change)	(Δ76)	(Δ57)	(Δ62)	(43)	(0)

Total	Balance	39,494	14,125	20,537	4,818	12
	(Change)	(Δ1,159)	(Δ261)	(Δ800)	(Δ103)	(5)

	Long term assets		—	20,420	—	—

Note	1.	Reserves for earthquake insurance and Compulsory Automobile Liability Insurance are included in regular reserve column.

	2.	Long-term assets is the reserve for maturity refunds and dividends to policyholders for savings-type insurance.

	3.
The change in regular reserve is different from an increase/decrease in its balance compared to the previous period, because Taipei Branch of Mitsui Sumitomo Insurance Co., Ltd (MSI) was combined with MSIG Mingtai Insurance Co., Ltd (MSIG Mingtai) and a part of the balance is shifted from MSI to MSIG Mingtai. The change in total underwriting reserve is different from an increase/decrease in its balance for the same reason.

1-‚     Catastrophe loss reserve
(Unit: 100 million yen)

	Year ended March 31, 2008				Year ended March 31, 2009
	Reversal	Provision	Balance	Reserve Ratio	Reversal	Provision	Balance	Reserve Ratio
				%				%
Fire	—	158	1,851	107.2	—	157	2,009	116.3
Marine	—	28	577	79.3	—	25	602	93.9
Personal Accident	40	39	844	64.6	72	39	811	62.9
Voluntary Automobile	479	469	469	8.5	469	173	173	3.2
Other	19	95	1,178	63.8	48	92	1,222	67.7

Total	539	791	4,922	44.3	590	486	4,818	44.3

Note:	“Reserve ratio” shows a ratio of balance to twice of net premiums written (excluding earthquake insurance, Compulsory Automobile Liability Insurance, Modorich funds).

2-     Status of Outstanding Claims
(Unit: 100 million yen)

	Year ended March 31, 2008			Year ended March 31, 2009
	Balance	Change		Balance	Change*
			IBNR			IBNR
Fire	482	Δ 47	Δ 55	467	Δ 14	Δ 5
Marine	293	Δ 38	Δ 22	288	Δ 4	Δ 8
Personal Accident	470	34	20	517	46	26
Voluntary Automobile	2,745	96	70	2,589	Δ 155	8
Compulsory Automobile Liability Insurance	497	2	—	492	Δ 5	—
Others	1,412	Δ 119	Δ 163	1,240	Δ 170	Δ 37

Total	5,901	Δ 71	Δ 150	5,594	Δ 304	Δ 16

Note:
The change for the year ended March 31, 2008 is different from an increase/decrease in the balance from the previous period, because MSI’s Shanghai Branch was incorporated as a local entity and a part of the balance is shifted from MSI to the entity. Also the change for the year ended March 31, 2009 is different from an increase/decrease in the balance from the previous period, because MSI’s Taipei Branch was combined with MSIG Mingtai and a part of the balance is shifted from MSI to MSIG Mingtai.

2-‚     Incurred Loss and Earned-Incurred Loss Ratio
(Unit: 100 million yen)

	Year ended March 31, 2008		Year ended March 31, 2009
		Earned-Incurred			Earned-Incurred
	Incurred Loss	Loss Ratio*	Incurred Loss	Change	Loss Ratio*	Change
		%			%	%
Fire	782	51.8	736	Δ 46	44.1	Δ 7.7
Marine	329	45.4	326	Δ 3	47.3	1.9
Personal Accident	794	64.0	825	31	66.3	2.3
Voluntary Automobile	4,033	72.7	3,807	Δ 226	69.7	Δ 3.0
Others	1,024	53.6	1,134	110	61.1	7.5

Total	6,965	63.7	6,830	Δ 135	62.5	Δ 1.2

Note:		Earned and incurred loss ration is determined as follows:

	•	Excludes earthquake insurance, Compulsory Automobile Liability Insurance, and Modorich funds.

	•	Incurred loss = (net paid loss + loss adjustment expense + change in outstanding claims)

	•	Earned (elapsed) premiums is adjusted for prepaid premiums, reserves for insurance due.

	•	Earned-Incurred Loss Ratio = Incurred Loss/ Earned premium

Mitsui Sumitomo Insurance (Non-consolidated)
3-     Interest and dividend income and yield
(Unit: 100 million yen)

	FY2007 (ended March 31, 2008)		FY2008 (ended March 31, 2009)
	Interest and	Income yield	Interest and	Income yield
Type of asset	dividend income	(%)	dividend income	(%)
Deposits, Short-term assets	69	2.70	65	2.30
Money trusts	12	2.23	7	2.19
Securities	1,255	3.19	1,080	2.82
Bonds	298	1.72	296	1.78
Stocks	441	4.73	466	5.28
Foreign securities	463	3.98	296	2.49
Other securities	51	5.04	20	2.23
Loans	147	1.93	154	1.96

Land and Buildings	66	3.13	71	3.09

Total Investment Assets	1,551	2.97	1,379	2.67

*	“Interest and dividend income” includes part of gain/loss on money trust that corresponds to interest/dividend income.
3-‚     Gain/Loss on sale of securities

Year ended March 31, 2009	(Unit: 100 million yen)

	Gain	Loss	Total
Bonds	12	22	Δ 10
Stocks	663	3	660
Foreign securities	50	98	Δ 47
Other securities	—	—	—

Total	725	123	602

Gain/loss on Money trusts	(Unit: 100 million yen)

	Gain	Loss	Total
Money trusts	1	26	Δ 25

Mitsui Sumitomo Insurance (Non-consolidated)
4-     Devaluation of securities

Year ended March 31, 2009	(Unit: 100 million yen)

		Securities that have	Securities that have no
	Total	fair value	fair value
		(When fair value is below book value)
Bonds	20	20	—
Stocks	357	343	14
Foreign securities	475	378	96
Other securities	242	242	—

Total	1,095	984	111

*	Accounting policy for devaluation of stocks with fair value is to devalue stocks whose fair value is more than 30% below book value.
4-‚     Self Assessment of Assets

Year ended March 31, 2009	(Unit: 100 million yen)

	Non-	Categorized asset
	categorized				Categorized
	(Normal)	Category II	Category III	Category IV	asset total	Total
		(Close watch)	(High risk)	(Bankrupt)
Loans	7,307	224	13	1	238	7,546
Securities	39,535	1,433	—	1,080	2,513	42,048
Other assets	11,204	39	4	31	75	11,279

Total*1	58,047	1,696	17	1,112	2,827	60,874

Note	1.	“Total” shows the balance before direct depreciation based on self-assessment (including devaluation of securities and fixed assets losses).

	2.	The amount of direct depreciation based on self-assessment is 110.1 billion yen (excluding devaluation loss of 0.6 billion yen for fixed assets at the interium period).

Mitsui Sumitomo Insurance (Non-consolidated)
5-     Investment Assets
(Unit: 100 million yen)

	Year ended March 31, 2008		Year ended March 31, 2009
	Balance	Percentage	Balance	Percentage
Deposits, others	3,393	5.1%	4,124	7.5%
Securities	52,752	79.7%	40,953	74.6%
Bonds	17,215	26.0%	16,186	29.5%
Stocks	22,447	33.9%	13,796	25.1%
Foreign securities	12,135	18.3%	10,374	18.9%
Other securities	954	1.5%	595	1.1%
Loans	7,771	11.7%	7,546	13.8%
Land and Buildings	2,324	3.5%	2,252	4.1%

Total Investment assets	66,241	100.0%	54,876	100.0%

5-‚     Domestic bonds by type
(Unit: 100 million yen)

	Year ended March 31, 2008		Year ended March 31, 2009
	Balance	Percentage	Balance	Percentage
Government bonds	3,059	17.8%	3,593	22.2%
Municipal bonds	1,504	8.7%	1,274	7.9%
Corporate bonds	12,651	73.5%	11,318	69.9%
Public sector	4,044	23.5%	3,470	21.4%
Financial Institutions	5	0.0%	5	0.0%
Corporations	8,602	50.0%	7,843	48.5%

Total	17,215	100.0%	16,186	100.0%

5-ƒ     Stock holdings by industry
(Unit: 100 million yen)

	Year ended March 31, 2008		Year ended March 31, 2009
Industry	Balance	Percentage	Balance	Percentage
Transportation Equipments	5,746	25.6%	3,671	26.6%
Financial Business and Insurance	2,849	12.7%	1,681	12.2%
Trade	2,375	10.6%	1,426	10.3%
Chemicals	2,052	9.2%	1,258	9.1%
Electric Appliances	2,271	10.1%	1,195	8.7%
Land Freight	995	4.4%	797	5.8%
Other Manufacturing	944	4.2%	525	3.8%
Machinery	771	3.4%	411	3.0%
Marine Freight	876	3.9%	334	2.4%
Food	441	2.0%	301	2.2%
Other	3,122	13.9%	2,192	15.9%

Total	22,447	100.0%	13,796	100.0%

Note:	1.	Industry types correspond to types on the stock exchange.

2.
“Chemicals” includes pharmaceuticals. “ Land Freight” includes air freight. “Trade” includes wholesale and retail trade. “Financial Business” includes banking, insurance, and other financial institutions.

Mitsui Sumitomo Insurance (Non-consolidated)
6-     Result Forecast for Fiscal Year 2009
(Unit: 100 million yen)

	FY 2008 Results	FY 2009 Forecast
Direct premiums written (excluding deposit premiums from policyholders)	12,950	12,800
Growth rate	Δ 3.9%	Δ 1.2%
Net premiums written	12,393	12,150
Growth rate	Δ 5.2%	Δ 2.0%
Loss ratio	69.5%	68.7%
Expense ratio	34.0%	34.5%
Combined ratio	103.5%	103.2%
Underwriting profit	324	Δ 120
Net interest and dividend income	850	615
Ordinary profit	255	230
Net income	465	200

*	All amounts and rates are shown by the base of excluding Good Result Return premiums of the Company’s unique Automobile Insurance product “Modo-rich”.
(FYI: Excluding Compulsory Automotive Liability Insurance)

	FY 2008 Results	FY 2009 Forecast
Growth rate of net premiums written	Δ 2.2%	Δ 0.9%
Loss ratio	65.3%	63.4%
Expense ratio	35.5%	35.8%
Combined ratio	100.8%	99.2%
6-‚     Forecast for Fiscal Year 2009 by line
(Unit: 100 million yen)

	Net premiums written		Loss ratio
		Growth rate		Difference
Fire	1,744	Δ 1.0%	46.7%	4.1%
Marine	574	Δ 10.6%	47.7%	Δ 3.8%
Personal Accident	1,288	Δ 0.1%	61.1%	0.7%
Voluntary Automobile	5,387	Δ 0.4%	71.7%	Δ 1.5%
Compulsory Automobile Liability	1,341	Δ 9.6%	111.1%	11.3%
Other	1,816	0.5%	61.2%	Δ 11.1%

Total	12,150	Δ 2.0%	68.7%	Δ 0.8%

Fundamental Indicators ^Data for FY2007 and before are figures of MSI (consolidated): Data for FY2008 are figures of MSIG (consolidated).

Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination among Aioi Insurance Co., Ltd. (“AIOI”), Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed business combination and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to the company as described in the “Inquiries” section of the previous page.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete the transaction; and (9) difficulties in realizing the synergies and benefits of the post-business combination group.